Exhibit 21.1
IMPAX LABORATORIES, INC.

Subsidiaries of the Registrant as of the date of this report:

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Ownership

Amedra Pharmaceuticals LLC	Delaware	100%

Impax Holdings LLC	Delaware	100%

Impax International Holdings, Inc.	Delaware	100%

Impax Laboratories Ireland Limited	Ireland	100%

Impax Laboratories (Netherlands) C.V.	Netherlands	100%

Impax Laboratories USA, LLC	California	100%

Lineage Therapeutics Inc.	Delaware	100%

Mountain, LLC	Delaware	100%

ThoRx Laboratories, Inc.	California	100%

Tower Holdings, Inc.	Delaware	100%

Trail Services, Inc.	Delaware	100%

Atlas Holdings, Inc.	Delaware	100%

K2 Merger Sub Corporation	Delaware	100%